August 19, 2008

VIA EDGAR

John L. Krug

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biopure Corporation
Registration Statement on Form S-3
originally filed July 29, 2008
(SEC File No. 000-152613)

Ladies and Gentlemen:

On behalf of Biopure Corporation, a Delaware corporation (the “Company”), in connection with its Registration Statement on Form S-3 originally filed on July 29, 2008 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated August 6, 2008 (the “Comment Letter”). I have enclosed with this letter a complete copy of Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) filed with the Commission on the date hereof, which has been revised to reflect comments raised by the Staff in the Comment Letter.

For your convenience, I have provided in italics each of your numbered comments followed immediately thereafter by the Company’s responses.

Selling Stockholders

2008 Private Placement, page 11

1.	Please expand the discussion to provide additional information pertaining to the private placement including, but not limited to, the installment nature of the “sale,” the period over which the sales are to occur, the number of installments made to date and the dollar and share amounts of such installments, and disclosure of the purchasers’ “financial right to terminate” the purchase agreement. With respect to the financial right to terminate the purchase agreement, please describe the circumstances under which such right may be exercised. If applicable, consider the inclusion of a risk factor which addresses the effects such action may have on the registrant.

Response:

The Company has added disclosure in response to the Staff’s comment. See pages 11-12 of the Pre-Effective Amendment for additional information pertaining to the private placement and page 2 of the Pre-Effective Amendment for additional disclosure with regard to risk factors.

2.	Please expand the footnote disclosure to identify the natural person who has voting or investment control over the securities held by each of the selling stockholders.

Response:

The Company has added disclosure in response to the Staff’s comment. See page 12 of the Pre-Effective Amendment.

3.	In view of the filing date of the registration statement, we do not understand how you can state “the following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholders as of November 15, 2008. . . .” Do you intend to request effectiveness of the registration statement subsequent to such date? Please advise or revise.

Response:

The Company has revised the disclosure in response to the Staff’s comment. The Company is now only seeking registration for resale of all of the securities covered by the purchase agreement that have been purchased as of today’s date, which includes the installment of common stock and warrants that was purchased on August 15, 2008. See page 12 of the Pre-Effective Amendment, which now states that “the following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholders as of August 15, 2008. . . .”

4.	Please provide an analysis of the basis for the registration for resale of all of the shares covered by the purchase agreement. In this regard, we note the installment nature of the purchase obligation, the fact that all installments have not yet been paid, and the fact the purchasers have a “financial right to terminate” the purchase agreement if the registrant does not have a specified amount of cash on hand on September 10, 2008. We also note the losses experienced by the registrant during the past quarter and year to date. We may have additional comments.

Response:

The Company has revised the disclosure in response to the Staff’s comment. See the cover and pages 11-12 of the Pre-Effective Amendment. The Company is now only seeking registration for resale of all of the securities covered by the purchase agreement that have been purchased as of today’s date. None of these securities are subject to the purchasers’ “financial right to terminate” pursuant to the purchase agreement.

*        *        *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (617) 234-6511.

Best regards,

/s/ Jane Kober

Jane Kober

Enclosures